Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
Raven biotechnologies, inc. issued the following press release on March 13, 2008:
Raven Announces Initiation of a RAV12 Phase 2 Clinical Trial in
Metastatic Pancreatic Cancer
South San Francisco, CA — March 13, 2008
Raven biotechnologies, inc., a privately held company focused on the discovery and development of monoclonal antibody therapeutics (MAbs) for cancer, today announced that it has initiated a Phase 2 study of RAV12, its lead clinical product, in combination with gemcitabine in the treatment of patients with metastatic pancreatic cancer.
The Phase 2 Pancreatic Cancer Study will be conducted at approximately 20 institutions in the US. The first institution to open the trial is the Fox Chase Cancer Center in Philadelphia, PA. Eight sites will participate through the clinical trials consortium, the Pancreatic Cancer Research Team. More information regarding the study can be found at www.clinicaltrials.gov.
After an initial dose-escalation run-in segment of approximately 18 patients, the Phase 2 trial will enroll 63 patients in an efficacy segment. The target dose and schedule of RAV12, 0.75 mg/kg twice weekly, was chosen in a recently completed Phase 1/2a trial that involved 53 patients. Final analysis of the Phase 1/2a study will be available the third quarter of 2008.
About RAV12
RAV12 is a novel, chimeric monoclonal antibody that is directed against a primate-specific glycotope (sugar structure) that is widely displayed on the surfaces of tumor cells, particularly those of gastrointestinal origin (gastroesophageal, pancreatic, and colorectal cancers). Preclinical studies have demonstrated that RAV12 may kill tumor cells in a number of ways: first, the antibody is directly cytotoxic to a human colon cancer cell line in vitro through induction of oncotic cell death, a form of cell death characterized by cell and organelle swelling and loss of membrane integrity; second, the antibody mediates antibody-dependent cellular cytotoxicity; third, the antibody mediates complement dependent cell killing; and finally, the antibody alters cellular signaling required for cell survival. RAV12 is highly efficacious in human colon, gastric, and pancreatic tumor xenograft models in vivo and has been found to be well tolerated in repeat dose primate toxicology studies.

About Pancreatic Cancer
Adenocarcinoma of the pancreas is a major unmet medical need and represents the fourth leading cause of cancer death in the US. Approximately 34,000 new cases of pancreatic cancer are reported in the US each year. Five-year survival rates are approximately 1% to 2%. Gemcitabine was approved for use in pancreatic cancer a decade ago, but little advance in treatment outcomes has occurred since.
About Raven
Raven biotechnologies, inc. (www.ravenbio.com) is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven’s discovery process simultaneously identifies cell-surface drug targets and the antibody therapeutics to regulate them. Our focus on biological function allows us to rapidly identify novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Our integrated approach is based on proprietary methods for optimizing the production of MAbs targeting cell-surface proteins, including the use of human tissue-specific progenitor and tumor stem cell lines developed at Raven.
To date Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast and ovarian cancer.
On November 12, 2007, Raven and VaxGen Inc. (Pink Sheets: VXGN.PK), a biopharmaceutical company, announced that their respective boards of directors unanimously approved a definitive merger agreement. The merger is expected to create a drug development company with a robust pipeline of monoclonal antibody candidates in oncology, proprietary antibody discovery platforms, biopharmaceutical manufacturing capabilities and sufficient cash to fund operations at least through the end of 2009. The merger is expected to close in the first half of 2008.
Contact:
Stephen Worsley, Business Development
1-650-624-2662 or sworsley@ravenbio.com
Ellen Rose
Availe Communication
650-387-8746
About VaxGen
VaxGen, Inc. is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.